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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                         Westmoreland Coal Company
                              (Name of Issuer)

                              Depository Shares
     (representing Series A Convertible Exchangeable Preferred Stock)

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                    (Title of Class of Securities)

                                960878304
                              (CUSIP Number)

                         Christopher J. Rupright, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 19, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 960878304                                    Page 2 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
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3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  82,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              82,800
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     82,800
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6
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14   TYPE OF REPORTING PERSON*
     OO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 960878304                                    Page 3 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
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3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 6,900
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  82,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  6,900
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              82,800
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     89,700
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 960878304                               Page 4 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  71,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              71,600
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 960878304                                    Page 5 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  11,200
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              11,200
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,200
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.5
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 960878304                                    Page 6 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Depository Shares (representing Series A Convertible Exchangeable Preferred Stock) (the "Stock") of Westmoreland Coal Company ("WCX"). The principal executive office of WCX is located at 2 N. Cascade Avenue, 14th Floor , Colorado, Springs, Colorado 80903.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

                               SCHEDULE 13D

CUSIP No. 960878304                                    Page 7 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $732,592
DAP            Working Capital               $632,015
DAI            Working Capital               $100,577
Shapiro        Personal Funds                $ 73,761

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Stock solely for investment purposes. The Reporting Persons did not at the time of the purchase of the Stock, and do not presently, have any plan to acquire control of WCX. The Reporting Persons may buy or sell additional shares of Stock in the open market from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM        82,800        3.6       -0-        82,800   -0-        82,800
Shapiro    89,700        3.9       6,900      82,800   6,900      82,800
DAP        71,600        3.1       -0-        71,600   -0-        71,600
DAI        11,200        0.5       -0-        11,200   -0-        11,200

                               SCHEDULE 13D

CUSIP No. 960878304                                    Page 8 of 10 Pages


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since October 20, 1996.

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

DAP       P    10-29-96          700         9.750     BEAR
DAI       P    10-29-96          200         9.750     BEAR
DAP       P    10-30-96          300         9.708     BEAR
DAP       P    10-31-96        1,600         9.493     BEAR
DAI       P    10-31-96          300         9.493     BEAR
DAP       P    11-01-96        1,700         9.500     BEAR
DAI       P    11-01-96          300         9.500     BEAR
DAP       P    11-05-96        1,800         9.250     BEAR
DAI       P    11-05-96          200         9.250     BEAR
DAP       P    11-29-96          400         8.575     BEAR
DAI       P    11-29-96          100         8.575     BEAR
DAP       P    12-02-96        1,700         8.656     BEAR
DAI       P    12-02-96          300         8.656     BEAR
DAP       P    12-04-96          900         8.375     BEAR
DAI       P    12-04-96          100         8.375     BEAR
DAP       P    12-05-96        2,500         8.414     BEAR
DAI       P    12-05-96          400         8.414     BEAR
DAP       P    12-06-96        2,600         8.083     BEAR
DAI       P    12-06-96          400         8.083     BEAR
DAP       S    12-10-96        3,500         7.813     BEAR
DAI       S    12-10-96          500         7.813     BEAR
DAP       S    12-11-96        5,000         7.638     BEAR
DAI       S    12-11-96        1,000         7.638     BEAR
DAP       S    12-12-96        5,100         7.394     BEAR
DAI       S    12-12-96          800         7.394     BEAR
DAP       S    12-13-96        3,200         7.358     BEAR
DAI       S    12-13-96          500         7.358     BEAR
DAP       P    12-17-96          400         7.250     BEAR
DAP       S    12-17-96          400         7.500     BEAR
DAP       S    12-19-96       17,000         7.000     BEAR
DAI       S    12-19-96        2,600         7.000     BEAR
DAP       S    12-20-96        8,100         6.813     QUAKER
DAI       S    12-20-96        1,200         6.813     QUAKER

     BEAR - Bear, Stearns Securities Corp.
     QUAKER - Quaker Securities, Inc.

                               SCHEDULE 13D

CUSIP No. 960878304                                    Page 9 of 10 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    December 27, 1996.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner


By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

                               SCHEDULE 13D

CUSIP No. 960878304                                    Page 10 of 10 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Depository Shares (representing Series A Convertible Exchangeable Preferred Stock) of Westmoreland Coal Company. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  October 10, 1996.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner



By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

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